CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,000,000	$142.60

Pricing supplement no. 880 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 151-A-I dated June 4, 2010	Registration Statement No. 333-155535 Dated October 20, 2010 Rule 424(b)(2)

Structured Investments	$2,000,000 6.625% (equivalent to 13.25% per annum) Reverse Exchangeable Notes due April 26, 2011 Linked to the iShares® MSCI Brazil Index Fund

General

  The notes are designed for investors who seek a higher interest rate than the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in any appreciation in the Fund, be willing to accept the risks of exposure to exchange-traded funds in general and the iShares® MSCI Brazil Index Fund, in particular, and be willing to lose some or all of their principal at maturity.
  The notes will pay 6.625% (equivalent to 13.25% per annum) interest over the term of the notes. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price and whether the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount ($19.61 initially) on any trading day during the Monitoring Period, as described below. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing April 26, 2011*
  Payment at maturity for each $1,000 principal amount note will be a cash payment equal to either $1,000 or the Cash Value (as defined below), in each case, together with any accrued and unpaid interest, as described below.
  Minimum denominations of $1,000 and integral multiples thereof

Key Terms

Fund:	iShares® MSCI Brazil Index Fund (“EWZ”) (the “Fund”). For additional information about the iShares® MSCI Brazil Index Fund, see Appendix A to this pricing supplement.
Underlying Index:

The MSCI Brazil Index (the “Underlying Index”). For additional information, see “Selected Purchase Considerations — Return Linked to the iShares® MSCI Brazil Index Fund” and “Selected Risk Considerations — Differences Between the Fund and the Underlying Index” in this pricing supplement.

Interest Rate:	6.625% (equivalent to 13.25% per annum) over the term of the notes, paid monthly and calculated on a 30/360 basis
Protection Amount:	$19.61 initially, which is equal to 25% of the Initial Share Price, subject to adjustments.
Pricing Date:	October 20, 2010
Settlement Date:	On or about October 25, 2010
Observation Date:	April 20, 2011*
Maturity Date:	April 26, 2011*
CUSIP:	48124AU54
Interest Payment Date:

Interest on the notes will be payable monthly in arrears on the 25th calendar day of each month, except for the final interest payment, which will be payable on the Maturity Date (each such date, an “Interest Payment Date”), commencing November 26, 2010, to and including the Interest Payment Date corresponding to the Maturity Date. See “Selected Purchase Considerations — Monthly Interest Payments” in this pricing supplement for more information.

Payment at Maturity:

The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the Fund. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, unless:

(1) the Final Share Price is less than the Initial Share Price; and
(2) on any trading day during the Monitoring Period, the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount.

If the conditions described in (1) and (2) are both satisfied, at maturity you will receive, instead of the principal amount of your notes, the Cash Value, plus any accrued and unpaid interest. The Cash Value will be less than the principal amount of your notes and may be zero. Accordingly, you may lose some or all of your principal at maturity if you invest in the notes.

Monitoring Period:	The period from and including the Pricing Date to and including the Observation Date
Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments
Initial Share Price:

$78.44, the closing price of one share of the Fund on the Pricing Date, divided by the Share Adjustment Factor. The Initial Share Price is subject to adjustment upon the occurrence of certain events affecting the Fund. See “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 151-A-I.

Final Share Price:	The closing price of one share of the Fund on the Observation Date
Share Adjustment Factor:	Set equal to 1.0 on the Pricing Date, subject to adjustment under certain circumstances. See “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 151-A-I.
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 151-A-I

Investing in the Reverse Exchangeable Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 151-A-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$10	$990

Total	$2,000,000	$20,000	$1,980,000

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $5.00 per $1,000 principal amount note. The concessions of $5.00 per $1,000 principal amount note include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-56 of the accompanying product supplement no. 151-A-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

October 20, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 151-A-I dated June 4, 2010. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 151-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 151-A-I dated June 4, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210002380/e39033_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING — The notes will pay 6.625% (equivalent to 13.25% per annum) interest over the term of the notes, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.
  MONTHLY INTEREST PAYMENTS — The notes offer monthly interest payments at a rate of 6.625% (equivalent to 13.25% per annum) over the term of the notes. Interest will be payable monthly in arrears on the 25th calendar day of each month, except for the final interest payment, which will be payable on the Maturity Date (each such date, an “Interest Payment Date”), commencing November 26, 2010, to and including the Interest Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly interest payment due in November 2010 will be payable on November 26, 2010.
  THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL — We will pay you your principal back at maturity so long as the Final Share Price is not less than the Initial Share Price or the closing price of one share of the Fund is not less than the Initial Share Price by more than the Protection Amount ($19.61 initially) on any trading day during the Monitoring Period. However, if the Final Share Price is less than the Initial Share Price and the closing price of one share of the Fund on any trading day during the Monitoring Period is less than the Initial Share Price by more than the Protection Amount ($19.61 initially), you could lose the entire principal amount of your notes.
  RETURN LINKED TO THE iSHARES® MSCI BRAZIL INDEX FUND — The return on the notes is linked to the iShares® MSCI Brazil Index Fund. The iShares® MSCI Brazil Index Fund is an exchange-traded fund of iShares®, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Brazil Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Brazilian equity market, as measured by the MSCI Brazil Index, which we refer to as the Underlying Index. The Underlying Index is an equity benchmark for Brazilian stock performance, and is designed to measure equity market performance in Brazil. For additional information about the iShares® MSCI Brazil Index Fund, see the information set forth in Appendix A to this pricing supplement.
  TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 151-A-I. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes. We intend to treat approximately 2.64% of each coupon payment as interest on the Deposit and the remainder as Put Premium.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® MSCI Brazil Index Fund	PS-1

Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Fund, the Underlying Index or any of the equity securities held by the Fund or included in the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 151-A-I dated June 4, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price and whether the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount ($19.61 initially) on any trading day during the Monitoring Period. Under certain circumstances, you will receive at maturity the Cash Value instead of the principal amount of your notes. The Cash Value will be less than the principal amount of each note and may be zero. Accordingly, you could lose up to the entire principal amount of your notes at maturity.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity or on any Interest Payment Date, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Fund, the Underlying Index and the notes.
  YOUR MAXIMUM RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE FUND — Unless (i) the Final Share Price is less than the Initial Share Price and (ii) on any trading day during the Monitoring Period, the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount ($19.61 initially), for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the shares of the Fund, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the shares of the Fund during the term of the notes.
  YOUR PROTECTION MAY TERMINATE ON ANY TRADING DAY DURING THE TERM OF THE NOTES — If, on any trading day during the Monitoring Period, the closing price of one share of the Fund is less than the Initial Share Price minus the Protection Amount ($19.61 initially), you will be fully exposed to any depreciation in the Fund. We refer to this feature as a contingent buffer. Under these circumstances, and if the Final Share Price is less than the Initial Share Price, you will receive at maturity the Cash Value and, consequently, you will lose 1% of the principal amount of your investment for every 1% that the Final Share Price is less than the Initial Share Price. You will be subject to this potential loss of principal even if the price of the Fund subsequently recovers such that the Fund is above the Initial Share Price minus the Protection Amount ($19.61 initially). If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® MSCI Brazil Index Fund	PS-2

  NO AFFILIATION WITH THE FUND — We are not affiliated with the Fund. We assume no responsibility for the adequacy of the information about the Fund and the Underlying Index contained in this pricing supplement or in product supplement no. 151-A-I. You should undertake your own investigation into the Fund and the Underlying Index. We are not responsible for the Fund’s public disclosure of information, whether contained in SEC filings or otherwise.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Influence the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  PROTECTION AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY — We will pay you your principal back at maturity only if the closing price of the Fund is not less than the Initial Share Price by more than the Protection Amount ($19.61 initially) during the Monitoring Period, the Final Share Price is not less than the Initial Share Price, and the notes are held to maturity. If the closing price of the Fund is less than the Initial Share Price by more than the Protection Amount ($19.61 initially) during the Monitoring Period and the Final Share Price is less than the Initial Share Price, the protection provided by the Protection Amount ($19.61 initially) will be eliminated and you will be fully exposed at maturity to any decline in the value of the shares of the Fund.
  VOLATILITY RISK — Greater expected volatility with respect to the Fund indicates a greater likelihood as of the Pricing Date that the shares of the Fund could close below the Initial Share Price by more than the Protection Amount ($19.61 initially) during the Monitoring Period or that the shares of the Fund could close below the Initial Share Price on the Observation Date. The Fund’s volatility, however, can change significantly over the term of the notes. The closing price of the Fund could fall sharply on any trading day during the Monitoring Period, which could result in a significant loss of principal.
  NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or the equity securities held by the Fund or included in the Underlying Index would have.
  CURRENCY EXCHANGE RISK — Because the prices of the equity securities underlying the Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Fund, your notes will be exposed to currency exchange rate risk with respect to the currencies in which securities underlying the Fund are traded, which is primarily the Brazilian real. Your net exposure will depend on the extent to which the currencies in which securities underlying the Fund are traded strengthen or weaken against the U.S. dollar. If the U.S. dollar strengthens against the currencies in which securities underlying the Fund are traded, the net asset value of the Fund will be adversely affected and the amount we pay you at maturity, if any, may be reduced. Of particular importance to potential currency exchange risk are:
    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments; and
    the extent of government surpluses or deficits in Brazil and the United States.
  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Brazil and the United States and other countries important to international trade and finance.
  THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the Fund’s shares are listed for trading on NYSE Arca, Inc., which we refer to as NYSE Arca, and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. In addition, BlackRock Fund Advisors, which we refer to as BFA, is the Fund’s investment adviser. The Fund is subject to management risk, which is the risk that the investment strategies of the investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund, and consequently, the value of the notes.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® MSCI Brazil Index Fund	PS-3

  DIFFERENCES BETWEEN THE FUND AND THE UNDERLYING INDEX — The Fund does not fully replicate the Underlying Index and may hold securities not included in the Underlying Index, and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Fund and the Underlying Index. Finally, because the shares of the Fund are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the Underlying Index.
  NON-U.S. SECURITIES RISK — The equity securities underlying the Fund have been issued by non-U.S. companies (primarily Brazilian companies). Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries (including Brazil), including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.
  EMERGING MARKETS RISK — The equity securities underlying the Fund have been issued by non-U.S. companies located primarily in Brazil, which is an emerging markets country. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates.  Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.  Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Any of the foregoing could adversely affect the market value of shares of the Fund and the notes.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  HEDGING AND TRADING IN THE FUND — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the shares of the Fund, the equity securities held by the Fund or included in the Underlying Index or instruments related to the shares of the Fund. We or our affiliates may also trade in the shares of the Fund or instruments related to the shares of the Fund from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.
  MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES — In addition to the value of the shares of the Fund and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 151-A-I.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® MSCI Brazil Index Fund	PS-4

Historical Information

The following graph sets forth the historical performance of the shares of the Fund based on the weekly closing price of one share of the Fund from January 7, 2005 through October 15, 2010. The closing price of one share of the Fund on October 20, 2010 was $78.44. We obtained the closing prices of the Fund below from Bloomberg Financial Markets without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delisting and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Fund has experienced significant fluctuations. The historical performance of the shares of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of one share of the Fund during the term of the notes. We cannot give you assurance that the performance of the Fund will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that the Fund or the equity securities held by the Fund will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Fund or the equity securities held by the Fund.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® MSCI Brazil Index Fund	PS-5

Examples of Hypothetical Payments at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices and assuming that the closing price of one share of the Fund declines in the manner set forth in the column titled “Hypothetical lowest closing price during the Monitoring Period.” The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

• the Initial Share Price:	$80.00	• the Protection Amount: $20.00
• the Interest Rate:	6.625% (equivalent to 13.25% per annum) over the term of the notes
Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity**
$80.00	100%	$160.00	200%	$1,000.00
$40.00	50%	$84.00	105%	$1,000.00
$80.00	100%	$80.00	100%	$1,000.00
$60.00	75%	$60.00	75%	$1,000.00
$40.00	50%	$76.00	95%	$950.00
$40.00	50%	$40.00	50%	$500.00
$20.00	25%	$20.00	25%	$250.00
$0.00	0%	$0.00	0%	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either the Cash Value or the principal amount of your note in cash.

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of one share of the Fund during the Monitoring Period is $40.00 but the Final Share Price is $84.00. Because the Final Share Price of $84.00 is greater than the Initial Share Price of $80.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of one share of the Fund during the Monitoring Period is $40.00 and the Final Share Price is $76.00. Because the Final Share Price of $76.00 is less than the Initial Share Price of $80.00 and the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount on at least one trading day during the Monitoring Period, you will receive the Cash Value at maturity. Because the Final Share Price of the Fund is $76.00, your final payment at maturity is $950.00.

Example 3: The closing price of one share of the Fund is not less than the Initial Share Price by more than the Protection Amount on any trading day during the Monitoring Period prior to the Observation Date. However, the closing price of one share of the Fund on the Observation Date is $40.00, a decline of more than the Protection Amount. Because the Final Share Price of $40.00 is less than the Initial Share Price of $80.00 and the Final Share Price is less than the Initial Share Price by more than the Protection Amount, you will receive the Cash Value at maturity. Because the Final Share Price of the Fund is $40.00, your final payment at maturity is $500.00.

Example 4: The Final Share Price of $60.00 is less than the Initial Share Price of $80.00 but is not less than the Initial Share Price by more than the Protection Amount and the closing price of one share of the Fund is not less than the Initial Share Price by more than the Protection Amount on any trading day during the Monitoring Period. Because the closing price of one share of the Fund is not less than the Initial Share Price by more than the Protection Amount on any trading day during the Monitoring Period, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $60.00 is less than the Initial Share Price of $80.00.

Regardless of the performance of the shares of the Fund or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $66.25 over the term of the notes. The actual Cash Value you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the closing price of one share of the Fund on the Pricing Date. On the Pricing Date, the Initial Share Price was $78.44, and the Protection Amount was $19.61, subject to adjustments.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® MSCI Brazil Index Fund	PS-6

APPENDIX A

The iShares® MSCI Brazil Index Fund

       We have derived all information contained in this pricing supplement regarding the iShares® MSCI Brazil Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares®, Inc., BlackRock Institutional Trust Company, N.A. (“BTC”) and BlackRock Fund Advisors (“BFA”). The iShares® MSCI Brazil Index Fund is an investment portfolio maintained and managed by iShares®, Inc. BFA is currently the investment adviser to the iShares® MSCI Brazil Index Fund. The iShares® MSCI Brazil Index Fund is an exchange-traded fund (“ETF”) that trades on the NYSE Arca under the ticker symbol “EWZ.” We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

       iShares®, Inc. is a registered investment company that consists of numerous separate investment portfolios, including the iShares® MSCI Brazil Index Fund. Information provided to or filed with the SEC by iShares®, Inc. pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding iShares®, Inc., BFA and the iShares® MSCI Brazil Index Fund, please see the Prospectus, dated January 1, 2010 (as supplemented on February 2, 2010, September 30, 2010 and October 7, 2010). In addition, information about iShares® and the iShares® MSCI Brazil Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Investment Objective and Strategy

       The iShares® MSCI Brazil Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Brazilian market, as measured by the MSCI Brazil Index. The iShares® Brazil Index Fund holds equity securities traded primarily in Brazil. The MSCI Brazil Index was developed by MSCI Inc. (“MSCI”) as an equity benchmark for Brazilian stock performance, and is designed to measure equity market performance in Brazil. For more information about the MSCI Brazil Index, see “The MSCI Brazil Index” below.

       As of September 30, 2010, the iShares® MSCI Brazil Index Fund’s three largest equity securities were Petrobras Petroleo Brasileiro SA, Preferred; Cia Vale do Rio Doce, Preferred-Class A and Itau Unibanco Banco Multiplo SA. Its three largest sectors were materials, financials and energy.

       The iShares® MSCI Brazil Index Fund uses a representative sampling strategy (as described below under “— Representative Sampling”) to try to track the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund generally invests at least 95% of its assets in the securities of the MSCI Brazil Index and in depositary receipts representing securities included in the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund will at all times invest at least 80% of its assets in the securities of the MSCI Brazil Index or in depositary receipts representing securities included in the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund may invest the remainder of its assets in other securities, including securities not in the MSCI Brazil Index, futures contracts, options on futures contracts, other types of options and swaps related to the MSCI Brazil Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates.

Representative Sampling

       BFA uses a “representative sampling” indexing strategy to manage the iShares® MSCI Brazil Index Fund. “Representative sampling” is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the MSCI Brazil Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund may or may not hold all of the securities in the MSCI Brazil Index.

Correlation

       The MSCI Brazil Index is a theoretical financial calculation, while the iShares® MSCI Brazil Index Fund is an actual investment portfolio. The performance of the iShares® MSCI Brazil Index Fund and the MSCI Brazil Index may vary due to transaction costs, non-U.S. currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the iShares® MSCI Brazil Index Fund’s portfolio and the MSCI Brazil Index resulting from legal restrictions (such as diversification requirements) that apply to the iShares® MSCI Brazil Index Fund but not to the MSCI Brazil Index or the use of representative sampling. “Tracking error” is the difference between the performance (return) of a fund’s portfolio and that of its underlying index. BFA expects that, over time, the iShares® MSCI Brazil Index Fund’s tracking error will not exceed 5%. The iShares® MSCI Brazil Index Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using a replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® MSCI Brazil Index Fund	PS-7

Industry Concentration Policy

       The iShares® MSCI Brazil Index Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI Brazil Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Holdings Information

       As of September 30, 2010, 99.46% of the iShares® MSCI Brazil Index Fund’s holdings consisted of equity securities, 0.16% consisted of cash and 0.38% was in other assets, including dividends booked but not yet received. The following tables summarize the iShares® MSCI Brazil Index Fund’s top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of September 30, 2010

Company	Percentage of Total Holdings
Petrobras Petroleo Brasileiro SA, Preferred	11.03%
Cia Vale do Rio Doce, Preferred-Class A	9.22%
Itau Unibanco Banco Multiplo SA	9.20%
Petrobras Petroleo Brasileiro SA	8.77%
Cia Vale do Rio Doce, ADR	6.82%
Banco Bradesco SA, Preferred	5.00%
Cia de Bebidas das Americas, Preferred	3.24%
Itausa-Investimentos Itau, Preferred	3.04%
OGX Petroleo e Gas Participa	2.87%
BM&F Bovespa SA	2.77%

Top holdings by sector as of September 30, 2010

Sector	Percentage of Total Holdings
Materials	25.18%
Financials	24.63%
Energy	23.47%
Consumer Staples	8.70%
Utilities	5.01%
Consumer Discretionary	5.01%
Industrials	3.27%
Telecommunication Services	2.44%
Information Technology	1.76%
S-T Securities	0.16%
Other	0.38%

       The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Disclaimer

       The notes are not sponsored, endorsed, sold or promoted by BTC. BTC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The MSCI Brazil Index

       We have derived all information contained in this pricing supplement regarding the MSCI Brazil Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information.  Such information reflects the policies of, and is subject to change by, MSCI.  We make no representation or warranty as to the accuracy or completeness of such information.  The MSCI Brazil Index is calculated, maintained and published by MSCI.  MSCI has no obligation to continue to publish, and may discontinue publication of, the MSCI Brazil Index.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® MSCI Brazil Index Fund	PS-8

       The MSCI Brazil Index is a free float-adjusted, capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization in Brazil. The MSCI Brazil Index consists of stocks traded primarily on the Bolsa de Valores de São Paolo and is nondiversified. The MSCI Brazil Index is reported by Bloomberg, L.P. under the ticker symbol “MXBR.” Component companies must meet objective criteria for inclusion in the MSCI Brazil Index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. The MSCI Brazil Index has a base date of December 31, 1987.

       For more information on the index calculation methodology used to formulate the MSCI Brazil Index (and which is also used to formulate the indices included in the MSCI Global Index Series), see the section entitled “The MSCI Indices” beginning on page PS-31 of the accompanying product supplement no. 151-A-I.  References to “the MSCI Indices” contained in the above-referenced section will be deemed to include the MSCI Brazil Index for purposes of this Appendix A.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® MSCI Brazil Index Fund	PS-9